Exhibit 2.01
VAALCO ENERGY, INC.
REPORT ON PAYMENTS TO GOVERNMENTS FOR THE YEAR 2025

HOUSTON - June 24, 2026 - The following report provides an overview of payments made to governments by VAALCO Energy, Inc. and its affiliated companies (together “Vaalco”) for the year ending December 31, 2025 as required under DTR 4.3A of the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules and prepared in accordance with the UK Reports on Payments to Governments Regulations 2014 (as amended).

Basis for preparation
Disclosure of payments to governments by Vaalco is required with respect to payments arising from activities involving the exploration, discovery, development and extraction of oil and natural gas.
In this report:
•Government payments include payments for extractive industries made to any national, federal, regional, state, province, county, district, municipal, local or equivalent authority of a country, and includes a department, agency or entity that is state-owned or is a subsidiary of a government.
•Project means the operational activities governed by a single contract, license, lease or similar legal agreement. Where a series of such agreements are substantially interconnected, they are treated as a single project for the purpose of establishing reporting requirements.

•Payments are reported under the following categories:

oProduction entitlements: This category includes the host government’s share of production which is usually outlined in a production sharing agreement. It does not include the working interest production share of government-owned companies where said companies are acting as partners in a joint venture. For the year ended December 31, 2025, there were no reportable production entitlement payments to a government.

oTaxes: This category includes taxes paid to governments on income, profits or production related to extraction activities as defined. Payments are reported net of refunds. Consumption taxes and personal income taxes are excluded.

oRoyalties: This category includes payments to a government for the rights to extract minerals, oil and natural gas or other materials, typically at a set percentage of revenue less any deductions that may be taken.

oDividends: This category includes dividend payments other than dividends paid to a government as an ordinary shareholder of Vaalco or one of its subsidiary undertakings unless paid in lieu of production entitlements or royalties. For the year ended December 31, 2025, there were no reportable dividend payments to a government.

oBonuses: This category includes bonuses paid to a government for and in consideration of signature, discovery, production, awards, grants and transfers of extraction rights. This also includes bonuses related to achievement or failure to achieve certain production levels or certain targets, and discovery of additional mineral reserves/deposits.

oLicense fees, rental fees, entry fees and other considerations for licenses and/or concessions: This category includes license fees, surface or rental fees, and other consideration for licenses and/or concessions paid to a government for access to the area where extractive operations are conducted.

oInfrastructure improvements: This category includes payments to a government for local development, including the improvement of infrastructure, not directly necessary for the conduct of extractive operations but mandatory pursuant to the terms of a production sharing contract or to the terms of a law relating to Vaalco’s activities. For the year ended December 31, 2025, there were no reportable infrastructure improvement payments to a government.

•Cash and in-kind payments are reported on a cash basis.

•Materiality threshold: no materiality threshold has been applied in the preparation of this report.

Page | 2

Payments to Governments – Summary Report (1)

All payments are made out of Vaalco’s five operating segments: Egypt, Gabon, Cote d’Ivoire, Equatorial Guinea and, prior to its divestment, Canada(2).

	Government entity	Taxes		Royalties		Signature, discovery and production bonuses		Fees		Total
Country
Egypt	Egyptian General Petroleum Corporation	29,025		85,250		20,000	(3)	300	(4)	134,575
Gabon	Ministry of Hydrocarbons	—		43,931		—		—		43,931
	Gabon Oil Company	30,522	(5)	—		—		—		30,522
	Public Treasury/Other	—		—		—		11,831	(6)	11,831
Cote d'Ivoire	Directorate General of Hydrocarbons (DGH)	—		—		—		697	(7)	697
	Directorate General of Taxes (DGI)	—		—		900	(8)	—		900
	Société Nationale d'Operations Pétrolières de la Côte d'Ivoire	—		—		100	(8)	266		366
Equatorial Guinea	Ministry of Mines and Hydrocarbons	—		—		—		635	(9)	635
	Other	—		—		—		17	(10)	17
Canada	Mountain View County	814	(11)	—		—		—		814
	Government of Alberta	—		1,062		—		216		1,278
	Alberta Petroleum and Marketing Commission	—		934	(12)	—		—		934

_________________________
(1)All payments are reported in US Dollars in thousands. Actual payments made in currencies other than US Dollars have been converted at the time the payments were made. Some payments are made by providing oil (i.e., payments-in-kind): which are calculated using the sales price under the terms of the applicable sales agreement.
(2)On February 19, 2026, the Company divested all of its operating assets in Canada.
(3)Final modernization payment to Egyptian General Petroleum Corporation (“EGPC”).
(4)Staff training fees paid to the EGPC.
(5)Payment in kind, lifted by the national oil company of Gabon.
(6)Payments pursuant to company’s obligations under the Production Sharing Contract for training, development of the local hydrocarbon industry, corporate social responsibility, and land leases. Payments also include amounts paid to the state related to domestic market obligations.
(7)Payments pursuant to company’s obligations under the Production Sharing Contract for training, development of the local hydrocarbon industry, corporate social responsibility, and land leases.
(8)CI 705 Block acquisition signing bonus.
(9)Comprises contribution towards a training fund as required under the Production Sharing Contract, and rental payments for land use.
(10)Annual registration payments and corporate social responsibility contributions.
(11)Property taxes paid to Mountain View County.
(12)In-kind royalty payment to the Alberta Petroleum Marketing Commission.
Page | 3